Exhibit 99.1

Yatsen Announces Fourth Quarter and Full Year 2024 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on February 25, 2025

GUANGZHOU, China, February 25, 2025 – Yatsen Holding Limited (“Yatsen” or the “Company”) (NYSE: YSG), a leading China-based beauty group, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

Fourth Quarter and Full Year 2024 Highlights

•
Total net revenues for the fourth quarter of 2024 increased by 7.1% to RMB1.15 billion (US$157.3 million) from RMB1.07 billion for the prior year period. Total net revenues for the full year of 2024 decreased by 0.6% to RMB3.39 billion (US$464.9 million) from RMB3.41 billion for the prior year period.

•
Total net revenues from Skincare Brands1 for the fourth quarter of 2024 were RMB554.8 million (US$76.0 million), remaining flat as compared with the prior year period. As a percentage of total net revenues, total net revenues from Skincare Brands for the fourth quarter of 2024 were 48.3%, as compared with 51.7% for the prior year period. Total net revenues from Skincare Brands for the full year of 2024 increased by 0.7% to RMB1.39 billion (US$190.9 million) from RMB1.38 billion for the prior year period. As a percentage of total net revenues, total net revenues from Skincare Brands for the full year of 2024 were 41.1%, as compared with 40.5% for the prior year period.

•
Gross margin for the fourth quarter of 2024 increased to 77.8% from 73.7% for the prior year period. Gross margin for the full year of 2024 increased to 77.1% from 73.6% for the prior year period.
•
Net loss for the fourth quarter of 2024 decreased by 23.4% to RMB378.8 million (US$51.9 million) from RMB494.5 million for the prior year period. Net loss for the full year of 2024 decreased by 5.3% to RMB710.2 million (US$97.3 million) from RMB750.2 million for the prior year period. Non-GAAP net income2 for the fourth quarter of 2024 was RMB107.0 million (US14.7 million), as compared with non-GAAP net loss of RMB93.7 million for the prior year period. Non-GAAP net loss for the full year of 2024 decreased by 56.7% to RMB128.2 million (US$17.6 million) from RMB296.1 million for the prior year period.

Mr. Jinfeng Huang, Founder, Chairman and Chief Executive Officer of Yatsen, stated, “We are pleased to share our solid performance in the fourth quarter of 2024, despite the continued challenges in the beauty market. We achieved year-over-year growth in total net revenues for the fourth quarter, driven by the recovery of Perfect Diary as well as the combined growth of our three major skincare brands. In terms of profitability, we also made solid progress, narrowing our net loss margin while delivering non-GAAP net income for the quarter. This performance reflects the success of our strategic initiatives in product development, brand building, and cost optimization. As we move forward, we will remain committed to our strategic transformation plan and are confident in our ability to navigate the evolving market dynamics and drive sustainable growth.”

Mr. Donghao Yang, Director and Chief Financial Officer of Yatsen, commented, “Our financial results for the fourth quarter and full year of 2024 demonstrate the effective execution of our strategic transformation. In the fourth quarter, we achieved a 7.1% year-over-year increase in net revenues, in line with our guidance. Our gross margin rose to 77.8%, up from 73.7% for the prior year period. While we recorded a net loss, primarily due to a goodwill impairment of RMB403.1 million, we achieved solid non-GAAP net income with a 9.3% margin.3 For the full year 2024, our total net revenues declined by 0.6% year over year, reflecting overall stability. Meanwhile, our gross margin, net loss margin, and non-GAAP net loss margin all showed improvements compared with the prior year. Looking ahead, we will continue to enhance our operational efficiencies and strategically allocate resources to position the company for long-term success.”

1 Include net revenues from Galénic, DR.WU (its mainland China business), Eve Lom and other skincare brands of the Company.

2 Non-GAAP net income (loss) is a non-GAAP financial measure. Non-GAAP net income (loss) is defined as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill and (v) tax effects on non-GAAP adjustments.

3 Non-GAAP net income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) as a percentage of total net revenues.

Fourth Quarter 2024 Financial Results

Net Revenues

Total net revenues for the fourth quarter of 2024 increased by 7.1% to RMB1.15 billion (US$157.3 million) from RMB1.07 billion for the prior year period. The increase was primarily due to a 16.4% year-over-year increase in net revenues from Color Cosmetics Brands.4

4 Include Perfect Diary, Little Ondine, Pink Bear and other color cosmetics brands of the Company.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2024 increased by 13.0% to RMB893.0 million (US$122.3 million) from RMB790.1 million for the prior year period. Gross margin for the fourth quarter of 2024 increased to 77.8% from 73.7% for the prior year period. The increase was primarily driven by an increase in sales of higher-gross-margin products.

Operating Expenses

Total operating expenses for the fourth quarter of 2024 decreased by 3.5% to RMB1.28 billion (US$175.9 million) from RMB1.33 billion for the prior year period. As a percentage of total net revenues, total operating expenses for the fourth quarter of 2024 were 111.8%, as compared with 124.0% for the prior year period.

•
Fulfillment Expenses. Fulfillment expenses for the fourth quarter of 2024 were RMB63.5 million (US$8.7 million), as compared with RMB62.7 million for the prior year period. As a percentage of total net revenues, fulfillment expenses for the fourth quarter of 2024 decreased to 5.5% from 5.8% for the prior year period. The decrease was primarily due to an increase in the overall average selling price of the Company’s products, as well as further improvements in logistics efficiency.

•
Selling and Marketing Expenses. Selling and marketing expenses for the fourth quarter of 2024 were RMB690.6 million (US$94.6 million), as compared with RMB717.4 million for the prior year period. As a percentage of total net revenues, selling and marketing expenses for the fourth quarter of 2024 decreased to 60.1% from 66.9% for the prior year period.

The decrease was primarily due to the Company’s more strategic marketing spending, combined with lower payroll expenses related to selling and marketing personnel.
•
General and Administrative Expenses. General and administrative expenses for the fourth quarter of 2024 were RMB100.1 million (US$13.7 million), as compared with RMB158.7 million for the prior year period. As a percentage of total net revenues, general and administrative expenses for the fourth quarter of 2024 decreased to 8.7% from 14.8% for the prior year period. The decrease was primarily attributable to lower payroll expenses resulting from a reduction in general and administrative headcount and lower share-based compensation expenses.

•
Research and Development Expenses. Research and development expenses for the fourth quarter of 2024 were RMB26.3 million (US$3.6 million), as compared with RMB36.9 million for the prior year period. As a percentage of total net revenues, research and development expenses for the fourth quarter of 2024 decreased to 2.3% from 3.4% for the prior year period. The decrease was primarily attributable to the Company’s efforts to maintain research and development expenses at a reasonable level relative to total net revenues.

•
Impairment of Goodwill. Impairment of goodwill for the fourth quarter of 2024 was RMB403.1 million (US$55.2 million), as compared with RMB354.0 million in the prior year period. Impairment recorded in this quarter mainly represents the amount by which the carrying value of the Eve Lom reporting unit exceeded its fair value, based on the quantitative goodwill impairment test, primarily due to weaker operating results than expected.

Loss / Income from Operations

Loss from operations for the fourth quarter of 2024 was RMB390.7 million (US$53.5 million), as compared with RMB539.6 million for the prior year period. Operating loss margin was 34.0%, as compared with 50.3% for the prior year period.

Non-GAAP income from operations5 for the fourth quarter of 2024 was RMB93.2 million (US$12.8 million), as compared with non-GAAP loss from operations of RMB125.9 million for the prior year period. Non-GAAP operating income margin6 was 8.1%, as compared with non-GAAP operating loss margin of 11.7% for the prior year period.

Net Loss / Income

Net loss for the fourth quarter of 2024 was RMB378.8 million (US$51.9 million), as compared with RMB494.5 million for the prior year period. Net loss margin was 33.0%, as compared with 46.1% for the prior year period. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS7 for the fourth quarter of 2024 was RMB3.98 (US$0.55), as compared with RMB4.57 for the prior year period.

Non-GAAP net income for the fourth quarter of 2024 was RMB107.0 million (US$14.7 million), as compared with non-GAAP net loss of RMB93.7 million for the prior year period. Non-GAAP net income margin was 9.3%, as compared with non-GAAP net loss margin of 8.7% for the prior year period. Non-GAAP net income attributable to Yatsen’s ordinary shareholders per diluted ADS8 for the fourth quarter of 2024 was RMB0.99 (US$0.14), as compared with non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS of RMB0.84 for the prior year period.

5 Non-GAAP income (loss) from operations is a non-GAAP financial measure. Non-GAAP income (loss) from operations is defined as income (loss) from operations excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) impairment of goodwill.

6 Non-GAAP operating income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) from operations as a percentage of total net revenues.

7 ADS refers to American depositary shares, each of which represents twenty Class A ordinary shares, effective from March 18, 2024. Prior to that date, each ADS represented four Class A ordinary shares. Unless otherwise stated, the current ADS ratio has been applied retrospectively to all periods presented in this document.

8 Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is a non-GAAP financial measure. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is defined as non-GAAP net income (loss) attributable to ordinary shareholders divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP net income (loss) attributable to ordinary shareholders is defined as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) tax effects on non-GAAP adjustments and (vi) accretion to redeemable non-controlling interests.

Full Year 2024 Financial Results

Total net revenues for the full year of 2024 decreased by 0.6% to RMB3.39 billion (US$464.9 million) from RMB3.41 billion for the prior year period, primarily attributable to the decline in net revenues from Color Cosmetics Brands, partially offset by the increase in net revenues from Skincare Brands.

Gross profit for the full year of 2024 increased by 4.1% to RMB2.62 billion (US$358.6 million) from RMB2.51 billion for the prior year period. Gross margin for the full year of 2024 increased to 77.1% from 73.6% for the prior year period. The increase was primarily attributable to increasing sales of higher-gross margin products.

Loss from operations for the full year of 2024 was RMB824.9 million (US$113.0 million), as compared with RMB913.4 million for the prior year period. Operating loss margin decreased to 24.3% from 26.7% for the prior year period.

Non-GAAP loss from operations for the full year of 2024 was RMB224.3 million (US$30.7 million), as compared with RMB427.5 million for the prior year period. Non-GAAP operating loss margin decreased to 6.6% from 12.5% for the prior year period.

Net loss for the full year of 2024 was RMB710.2 million (US$97.3 million), as compared with RMB750.2 million for the prior year period. Net loss margin decreased to 20.9% from 22.0% for the prior year period. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS for the full year of 2024 was RMB6.99 (US$0.96), as compared with RMB6.81 for the prior year period.

Non-GAAP net loss for the full year of 2024 was RMB128.2 million (US$17.6 million), as compared with RMB296.1 million for the prior year period. Non-GAAP net loss margin decreased to 3.8% from 8.7% for the prior year period. Non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS for the full year of 2024 was RMB1.26 (US$0.17), as compared with RMB2.66 for the prior year period.

Balance Sheet and Cash Flow

As of December 31, 2024, the Company had cash, restricted cash and short-term investments of RMB1.36 billion (US$185.8 million), as compared with RMB2.08 billion as of December 31, 2023.

Net cash generated from operating activities for the fourth quarter of 2024 was RMB202.2 million (US$27.7 million), as compared with RMB90.5 million for the prior year period. Net cash used in operating activities for the full year of 2024 was RMB243.7 million (US$33.4 million), as compared with RMB107.4 million for the prior year period.

Business Outlook

For the first quarter of 2025, the Company expects its total net revenues to be between RMB788.8 million and RMB866.2 million, representing a year-over-year increase of approximately 2% to 12%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call Information

The Company’s management will hold a conference call on Tuesday, February 25, 2025, at 7:30 A.M. U.S. Eastern Time or 8:30 P.M. Beijing Time to discuss its financial results and operating performance for the fourth quarter and full year 2024.

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong, SAR (toll free):	800-905-945
Hong Kong, SAR:	+852-3018-4992
Conference ID:	5014463

The replay will be accessible through Tuesday, March 4, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088

Replay Access Code:	5014463

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.yatsenglobal.com/.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading China-based beauty group with the mission of creating an exciting new journey of beauty discovery for consumers around the world. Founded in 2016, the Company has launched and acquired numerous color cosmetics and skincare brands including Perfect Diary, Little Ondine, Pink Bear, Galénic, DR.WU (its mainland China business), Eve Lom and EANTiM. The Company’s flagship brand, Perfect Diary, is one of the leading color cosmetics brands in China in terms of retail sales value. The Company primarily reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

For more information, please visit http://ir.yatsenglobal.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP income (loss) from operations, non-GAAP operating income (loss) margin, non-GAAP net income (loss), non-GAAP net income (loss) margin, non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS, each a non-GAAP financial measure, in reviewing and assessing its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the management to evaluate operating performance and formulate business plans. Non-GAAP financial measures help identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) impairment of goodwill. Non-GAAP operating income (loss) margin is non-GAAP income (loss) from operations as a percentage of total net revenues. The Company defines non-GAAP net income (loss) as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill and (v) tax effects on non-GAAP adjustments. Non-GAAP net income (loss) margin is non-GAAP net income (loss) as a percentage of total net revenues. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) tax effects on non-GAAP adjustments and (vi) accretion to redeemable non-controlling interests. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is computed using non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

However, the non-GAAP financial measures have limitations as analytical tools as the non-GAAP financial measures are not presented in accordance with U.S. GAAP and may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Yatsen’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China’s beauty market; changes in its revenues and certain cost or expense items; and general economic conditions globally and in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: yatsen@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: yatsen@thepiacentegroup.com

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB'000	RMB'000	USD'000
Assets
Current assets
Cash and cash equivalents	836,888	817,395	111,983
Restricted cash	21,248	-	-
Short-term investments	1,218,481	539,130	73,861
Accounts receivable, net	198,851	214,558	29,394
Inventories, net	352,090	386,054	52,889
Prepayments and other current assets	303,841	381,404	52,252
Amounts due from related parties	20,200	9,113	1,248
Total current assets	2,951,599	2,347,654	321,627
Non-current assets
Investments	618,752	664,579	91,047
Property and equipment, net	64,878	74,373	10,189
Goodwill, net	556,567	155,029	21,239
Intangible assets, net	671,396	559,708	76,680
Deferred tax assets	1,375	1,381	189
Right-of-use assets, net	114,348	147,501	20,208
Other non-current assets	27,100	20,642	2,828
Total non-current assets	2,054,416	1,623,213	222,380
Total assets	5,006,015	3,970,867	544,007
Liabilities, redeemable non-controlling interests and shareholders' equity
Current liabilities
Accounts payable	105,691	72,090	9,876
Advances from customers	41,579	19,574	2,682
Accrued expenses and other liabilities	391,217	460,143	63,039
Amounts due to related parties	9,431	28,884	3,957
Income tax payables	17,946	20,088	2,752
Lease liabilities due within one year	45,464	39,409	5,399
Total current liabilities	611,328	640,188	87,705
Non-current liabilities
Deferred tax liabilities	111,591	103,306	14,153
Deferred income-non current	30,556	14,832	2,032
Lease liabilities	67,767	109,526	15,005
Total non-current liabilities	209,914	227,664	31,190
Total liabilities	821,242	867,852	118,895
Redeemable non-controlling interests	51,466	50,984	6,985
Shareholders' equity

Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated as of December 31, 2023 and December 31, 2024; 2,030,600,883 Class A shares and 666,572,880 Class B ordinary shares issued as of December 31, 2023, 2,096,600,883 Class A shares and 600,572,880 Class B ordinary shares issued as of December 31, 2024; 1,487,546,132 Class A ordinary shares and 666,572,880 Class B ordinary shares outstanding as of December 31, 2023, 1,234,627,468 Class A ordinary shares and 600,572,880 Class B ordinary shares outstanding as of December 31, 2024)

	173	173	24
Treasury shares	(864,568)	(1,276,330)	(174,856)
Additional paid-in capital	12,260,208	12,273,767	1,681,499
Statutory reserve	24,177	28,147	3,856
Accumulated deficit	(7,345,153)	(8,057,297)	(1,103,845)
Accumulated other comprehensive income	60,200	86,866	11,900
Total Yatsen Holding Limited shareholders' equity	4,135,037	3,055,326	418,578
Non-controlling interests	(1,730)	(3,295)	(451)
Total shareholders' equity	4,133,307	3,052,031	418,127
Total liabilities, redeemable non-controlling interests and shareholders' equity	5,006,015	3,970,867	544,007

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2023	2024	2024	2023	2024	2024
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Total net revenues	1,072,691	1,148,522	157,347	3,414,774	3,393,414	464,896
Total cost of revenues	(282,548)	(255,536)	(35,008)	(901,455)	(776,236)	(106,344)
Gross profit	790,143	892,986	122,339	2,513,319	2,617,178	358,552
Operating expenses:
Fulfilment expenses	(62,741)	(63,517)	(8,702)	(229,021)	(216,540)	(29,666)
Selling and marketing expenses	(717,439)	(690,584)	(94,610)	(2,230,974)	(2,268,793)	(310,823)
General and administrative expenses	(158,716)	(100,122)	(13,717)	(500,942)	(444,373)	(60,879)
Research and development expenses	(36,851)	(26,345)	(3,609)	(111,698)	(109,287)	(14,972)
Impairment of goodwill	(354,039)	(403,076)	(55,221)	(354,039)	(403,076)	(55,221)
Total operating expenses	(1,329,786)	(1,283,644)	(175,859)	(3,426,674)	(3,442,069)	(471,561)
Loss from operations	(539,643)	(390,658)	(53,520)	(913,355)	(824,891)	(113,009)
Financial income	15,763	20,973	2,873	89,020	86,136	11,801
Foreign currency exchange gain (loss)	6,400	(22,129)	(3,032)	7,218	(20,399)	(2,795)
Income (loss) from equity method investments, net	4,446	(8,104)	(1,110)	10,122	1,386	190
Other income, net	15,612	18,726	2,565	53,558	44,461	6,091
Loss before income tax expenses	(497,422)	(381,192)	(52,224)	(753,437)	(713,307)	(97,722)
Income tax benefits	2,896	2,388	327	3,210	3,086	423
Net loss	(494,526)	(378,804)	(51,897)	(750,227)	(710,221)	(97,299)
Net loss (income) attributable to non-controlling interests and redeemable non-controlling interests	4,011	(5,430)	(744)	5,439	2,047	280
Accretion to redeemable non-controlling interests	-	-	-	(2,975)	-	-
Net loss attributable to Yatsen's shareholders	(490,515)	(384,234)	(52,641)	(747,763)	(708,174)	(97,019)
Net loss attributable to ordinary shareholders of Yatsen	(490,515)	(384,234)	(52,641)	(747,763)	(708,174)	(97,019)
Shares used in calculating loss per share (1):
Weighted average number of Class A and Class B ordinary shares:
Basic	2,146,881,745	1,930,413,426	1,930,413,426	2,195,818,231	2,025,072,131	2,025,072,131
Diluted	2,146,881,745	1,930,413,426	1,930,413,426	2,195,818,231	2,025,072,131	2,025,072,131
Net loss per Class A and Class B ordinary share
Basic	(0.23)	(0.20)	(0.03)	(0.34)	(0.35)	(0.05)
Diluted	(0.23)	(0.20)	(0.03)	(0.34)	(0.35)	(0.05)
Net loss per ADS (20 ordinary shares equal to 1 ADS) (2)
Basic	(4.57)	(3.98)	(0.55)	(6.81)	(6.99)	(0.96)
Diluted	(4.57)	(3.98)	(0.55)	(6.81)	(6.99)	(0.96)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2023	2024	2024	2023	2024	2024
Share-based compensation expenses are included in the operating expenses as follows:	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Fulfilment expenses	256	237	32	2,055	387	53
Selling and marketing expenses	3,298	2,259	309	23,518	(42)	(6)
General and administrative expenses	39,688	17,443	2,390	46,902	89,941	12,322
Research and development expenses	1,241	356	49	5,027	888	122
Total	44,483	20,295	2,780	77,502	91,174	12,491

(1) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote.

(2) Effective from March 18, 2024, the Company changed its ADS to Class A Ordinary Share ratio from one ADS representing four ordinary shares to one ADS representing twenty ordinary shares. The historical and present income (loss) per ADS have been adjusted retroactively for all periods presented to reflect this change.

YATSEN HOLDING LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2023	2024	2024	2023	2024	2024
	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Loss from operations	(539,643)	(390,658)	(53,520)	(913,355)	(824,891)	(113,009)
Share-based compensation expenses	44,483	20,295	2,780	77,502	91,174	12,491
Impairment of goodwill	354,039	403,076	55,221	354,039	403,076	55,221
Amortization of intangible assets resulting from assets and business acquisitions	15,231	60,447	8,281	54,297	106,385	14,575
Non-GAAP (loss) income from operations	(125,890)	93,160	12,762	(427,517)	(224,256)	(30,722)
Net loss	(494,526)	(378,804)	(51,897)	(750,227)	(710,221)	(97,299)
Share-based compensation expenses	44,483	20,295	2,780	77,502	91,174	12,491
Impairment of goodwill	354,039	403,076	55,221	354,039	403,076	55,221
Amortization of intangible assets resulting from assets and business acquisitions	15,231	60,447	8,281	54,297	106,385	14,575
Revaluation of investments on the share of equity method investments	(10,337)	7,386	1,012	(22,324)	(10,019)	(1,373)
Tax effects on non-GAAP adjustments	(2,635)	(5,421)	(743)	(9,356)	(8,644)	(1,184)
Non-GAAP net (loss) income	(93,745)	106,979	14,654	(296,069)	(128,249)	(17,569)
Net loss attributable to Yatsen's shareholders	(490,515)	(384,234)	(52,641)	(747,763)	(708,174)	(97,019)
Share-based compensation expenses	44,483	20,295	2,780	77,502	91,174	12,491
Impairment of goodwill	354,039	403,076	55,221	354,039	403,076	55,221
Amortization of intangible assets resulting from assets and business acquisitions	14,945	60,079	8,231	53,214	104,853	14,365
Revaluation of investments on the share of equity method investments	(10,337)	7,386	1,012	(22,324)	(10,019)	(1,373)
Tax effects on non-GAAP adjustments	(2,635)	(5,393)	(739)	(9,356)	(8,533)	(1,169)
Accretion to redeemable non-controlling interests	-	-	-	2,975	-	-
Non-GAAP net (loss) income attributable to Yatsen's shareholders	(90,020)	101,209	13,864	(291,713)	(127,623)	(17,484)
Shares used in calculating loss per share:
Weighted average number of Class A and Class B ordinary shares:
Basic	2,146,881,745	1,930,413,426	1,930,413,426	2,195,818,231	2,025,072,131	2,025,072,131
Diluted	2,146,881,745	2,049,750,667	2,049,750,667	2,195,818,231	2,025,072,131	2,025,072,131
Non-GAAP net (loss) income attributable to ordinary shareholders per Class A and Class B ordinary share
Basic	(0.04)	0.05	0.01	(0.13)	(0.06)	(0.01)
Diluted	(0.04)	0.05	0.01	(0.13)	(0.06)	(0.01)
Non-GAAP net (loss) income attributable to ordinary shareholders per ADS (20 ordinary shares equal to 1 ADS) (1)
Basic	(0.84)	1.05	0.14	(2.66)	(1.26)	(0.17)
Diluted	(0.84)	0.99	0.14	(2.66)	(1.26)	(0.17)

(1) Effective from March 18, 2024, the Company changed its ADS to Class A Ordinary Share ratio from one ADS representing four ordinary shares to one ADS representing twenty ordinary shares. The historical and present income (loss) per ADS have been adjusted retroactively for all periods presented to reflect this change.